

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

Jeffrey D. Capello
Executive Vice President and Chief Financial Officer
Biogen Inc.
225 Binney St.
Cambridge, Massachusetts 02142

> **Re: Biogen Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 1, 2018**
> **File No. 000-19311**

Dear Mr. Capello:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance